FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Notice and Proxy Statement of 2008 Annual General Meeting

Exhibit 99.2	Form of Proxy Card for Holders of Ordinary Shares

Exhibit 99.3	Form of Voting Instruction Card to JPMorgan Chase Bank, N.A. for Holders of American Depositary Shares

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Sow Peng Teo
Name:	Kevin Sow Peng Teo
Title:	Chief Financial Officer

Date: August 25, 2008

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice and Proxy Statement of 2008 Annual General Meeting

Exhibit 99.2	Form of Proxy Card for Holders of Ordinary Shares

Exhibit 99.3	Form of Voting Instruction Card to JPMorgan Chase Bank, N.A. for Holders of American Depositary Shares

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Exhibit 99.1

3SBio Inc.

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 12, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of 3SBio Inc. will be held on September 12, 2008 at 10:00 a.m., Shenyang time, at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, for the following purposes:

1.	To re-elect six directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	To ratify the appointment of KPMG as independent registered public accountants of 3SBio Inc. for the fiscal year ending December 31, 2008.

3.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on August 12, 2008 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

/s/ Dan Lou
Dan Lou
Chairman of the Board of Directors

Shenyang, China

August 20, 2008

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

3SBio Inc.

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 12, 2008

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 12, 2008 at 10:00 a.m., Shenyang time, or at any adjournment or postponement thereof. The annual general meeting will be held at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about August 20, 2008.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a duly executed proxy bearing a later date or, if you hold ordinary shares, by delivering a written notice of revocation or attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Ke Li, our Corporate Secretary.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on August 12, 2008 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of July 31, 2008, 152,577,269 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 116,240,334 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33  1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.3sbio.com under the heading “Investors.”

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Withheld votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADR Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 3 p.m., Eastern Standard Time, on September 10, 2008, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated six current and retiring directors for election at the 2008 annual general meeting. Each director to be elected will hold office until such director retires from office and his or her successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 31, 2008 and the principal positions with 3SBio Inc. held by them are as follows:

Name	Age	Position
Dr. Jing Lou	45	Chief Executive Officer, Director
Liping Xu(1)	54	Vice President, Director
Bin Huang(1)	47	Vice President of Human Resources, Director
Lawrence S. Wizel(1) (2)	65	Independent Director
Mingde Yu(1) (2)	62	Independent Director
Moujia Qi(1) (2)	75	Independent Director

(1)	Director nominee.
(2)	Member of the audit committee.

Directors Nominated for Election at the Annual General Meeting

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University.

Liping Xu is one of our directors. Ms. Xu has served as the executive director of Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our main operating subsidiary in the People’s Republic of China, from 1993 to 2002. Prior to joining Shenyang Sunshine, she worked at the Shenhou Institute of Military Medicine. Ms. Xu is a senior engineer. She graduated from Shenyang Pharmaceutical University with a master’s degree in microbiology and pharmacology in 1996.

Bin Huang is our vice president of human resources and a director. Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that, he acted as office manager for the Shenyang Army Medical Research Center from 1976 to 1993. He received his master’s degree in Business Administration from Qinghua University in 2002 and a bachelor’s degree in engineering from Northeast University in 1987.

Lawrence S. Wizel has served as a director since September 2006. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as the Chairman of Board of Trustees of Helen Keller Services for the Blind. He received his bachelor’s degree in science from Michigan State University.

Mingde Yu has served as one of our directors since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Bureau Chief of Economic Operations Department of the National Development Reform Committee from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Vice Committee Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

Moujia Qi has served as one of our directors since August 2006. He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of the State Medicine Administration of the PRC before he retired in 1994.

*        *        *        *        *

The directors nominated for re-election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our audit committee recommends, and our board concurs, that KPMG be appointed as our independent registered public accountants for the year ending December 31, 2008. Our board of directors first appointed KPMG as our independent registered public accountants in 2006.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of KPMG is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

KPMG

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDING DECEMBER 31, 2008.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Ethics which is available on our company’s website http://www.3sbio.com under the heading “Investors.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Ethics will be provided to any shareholder upon written request to the Corporate Secretary of 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2007 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2007 by visiting our website http://www.3sbio.com under the heading “Investors.” If you want to receive a hard copy of such annual report, we will mail a copy to you free of charge. Please send your request by email to 3SBio@taylor-rafferty.com.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors

/s/ Dan Lou
Dan Lou
Chairman of the Board of Directors

Dated: August 20, 2008

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF 3SBIO INC.

FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2008

The undersigned shareholder of 3SBio Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement (either through the Internet or paper or email copy), each dated August 20, 2008, and hereby appoints Dr. Jing Lou and Kevin Sow Peng Teo, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2008 annual general meeting of shareholders of the Company to be held on September 12, 2008 at 10:00 a.m., Shenyang time, at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the Notice of 2008 Annual General Meeting and Proxy Statement previously furnished to you either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

PROPOSAL NO. 1	NAME	FOR	AGAINST	ABSTAIN
1(a)	Dr. Jing Lou
1(b)	Liping Xu
1(c)	Bin Huang
1(d)	Lawrence S. Wizel
1(e)	Mingde Yu
1(f)	Moujia Qi

☐     FOR ALL NOMINEES

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PROPOSAL NO. 2: Appoint KPMG as independent registered public accountants of 3SBio Inc. for the fiscal year ending December 31, 2008.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2008

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

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Exhibit 99.3

3SBIO INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

3SBIO INC.

Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

FOLD AND DETACH HERE

PROPOSAL NO. 1: Re-elect six directors to serve for the ensuing year and until their successors are elected and duly qualified:

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1(a) Dr. Jing Lou	☐	☐	☐	1(c) Bin Huang	☐	☐	☐	1(e) Mingde Yu	☐	☐	☐

1(b) Liping Xu	☐	☐	☐	1(d) Lawrence S. Wizel	☐	☐	☐	1(f) Moujia Qi	☐	☐	☐

PROPOSAL NO. 2: Appoint KPMG as independent registered public accountants of 3SBio Inc. for the fiscal year ending December 31, 2008.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐

Address Change ☐ Mark box and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.		☐

	Sign Below	Date:

ABBY DOE
555 WASHINGTON ST SOUTH ST PAUL MN 55075

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1

3SBio Inc.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the 2008 Annual General Meeting (the “Meeting”) of 3SBio Inc., (the “Company”) will be held at 10:00 a.m. (Shenyang time), on Friday, September 12, 2008 at No. 3 A1, Road 10, Shenyang Economy and Technology Development Zone, Shenyang 110027, People’s Republic of China, for the purposes set forth in the enclosed Notice of Meeting and Proxy Statement.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m. (Eastern Standard Time), September 10, 2008. Only the registered holders of record as of the close of business on August 12, 2008, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on August 12, 2008, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m. (Eastern Standard Time), on September 10, 2008.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.